

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2015

Petros Christodoulou
Chief Executive Officer and
Chief Financial Officer
Capital Product Partners L.P.
3 Iassonos Street
Piraeus, 18537 Greece

   Re: **Capital Product Partners L.P.**
       Form 20-F for Fiscal Year Ended December 31, 2013
       Filed February 18, 2014
       File No. 001-33373

Dear Mr. Chirstodoulou:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Lyn Shenk

        Lyn Shenk
        Branch Chief